UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 1)*

DreamWorks Animation SKG, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

26153 10 3
(CUSIP Number)

November 15, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 15 Pages

SCHEDULE 13G

CUSIP No. 26153 10 3

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUMNER M. REDSTONE
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 525,929 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 525,929 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,929 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 15 Pages

SCHEDULE 13G

CUSIP No. 26153 10 3

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NATIONAL AMUSEMENTS, INC. I.R.S. Identification No. 04-2261332
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 525,929 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 525,929 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,929 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 15 Pages

SCHEDULE 13G

CUSIP No. 26153 10 3

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NAIRI, INC. I.R.S. Identification No. 04-3446887
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 525,929 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 525,929 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,929 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) CO

Page 4 of 15 Pages

SCHEDULE 13G

CUSIP No. 26153 10 3

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VIACOM INC. I.R.S. Identification No. 20-3515052
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 525,929 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 525,929 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,929 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) CO

Page 5 of 15 Pages

SCHEDULE 13G

CUSIP No. 26153 10 3

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VIACOM INTERNATIONAL INC. I.R.S. Identification No. 20-3696882
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 525,929 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 525,929 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,929 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) CO

Page 6 of 15 Pages

SCHEDULE 13G

CUSIP No. 26153 10 3

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DW HOLDCO LLC I.R.S. Identification No. 20-4215360
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 525,929 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 525,929 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,929 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 15 Pages

SCHEDULE 13G

CUSIP No. 26153 10 3

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DW ONE CORP. I.R.S. Identification No. 20-4189806
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 525,929 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 525,929 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,929 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) CO

Page 8 of 15 Pages

SCHEDULE 13G

CUSIP No. 26153 10 3

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DW TWO CORP. I.R.S. Identification No. 20-4189826
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 525,929 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 525,929 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,929 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) CO

Page 9 of 15 Pages

SCHEDULE 13G

CUSIP No. 26153 10 3

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DREAMWORKS L.L.C. I.R.S. Identification No. 95-4525294
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 525,929 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 525,929 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,929 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) OO

Page 10 of 15 Pages

Item 1.

(a)	Name of Issuer.
DreamWorks Animation SKG, Inc.
(b)	Address of Issuer's Principal Executive Offices.
1000 Flower Street
Glendale, CA 91201

Item 2.

(a)	Name of Person Filing.

This Statement is being filed jointly by Mr. Sumner M. Redstone, National Amusements, Inc. (“NAI”), NAIRI, Inc. (“NAIRI”), Viacom Inc. (“Viacom”), Viacom International Inc. (“VII”), DW Holdco LLC (“DW Holdco”), DW One Corp. (“DW One”), DW Two Corp. (“DW Two”) and DreamWorks L.L.C. (“DreamWorks”) (collectively, the “Reporting Persons”). All of the outstanding limited liability company interests of DreamWorks are owned by DW One and DW Two, which are each wholly owned subsidiaries of DW Holdco. DW Holdco is a wholly owned subsidiary of VII, which is a wholly owned subsidiary of Viacom. At November 15, 2006, approximately 77.75% of Viacom’s voting Class A Common Stock, par value $.001 per share, was owned by NAIRI, which is a wholly owned subsidiary of NAI. Mr. Redstone is the controlling shareholder of NAI.

(b)	Address of Principal Business Office or, if none, Residence.

DreamWorks principal business office is at 100 Universal Plaza, Building 5121, Universal City CA  91608. The principal business offices of DW One, DW Two, DW Holdco, VII, and Viacom are at 1515 Broadway, New York, New York 10036. The principal business offices of NAIRI and NAI are at 200 Elm Street, Dedham, Massachusetts 02026. Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026.

(c)	Citizenship.

The state of incorporation or organization of DreamWorks, DW One, DW Two, DW Holdco, VII, Viacom and NAIRI is Delaware. The state of incorporation of NAI is Maryland. Mr. Redstone is a citizen of the United States.

(d)	Title of Class of Securities.

Class A Common Stock, par value $0.01 per share (“Class A Stock”)

(e)	CUSIP Number.

26153 10 3

Page 11 of 15 Pages

Item 3.

Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4.	Ownership.

On January 31, 2006, DW One and DW Two completed their acquisition of substantially all of the outstanding limited liability company interests in DreamWorks (the “Acquisition”) pursuant to that certain Purchase Agreement, dated as of December 9, 2005, among DreamWorks, Viacom, Paramount Pictures Corporation (“Paramount”) and the holders of limited liability company interests in DreamWorks identified therein. Since January 31, 2006, DW One and DW Two have become the owners of all of the outstanding limited liability company interests in DreamWorks. At the time of the Acquisition, DreamWorks owned 525,929 shares of Class A Stock. As a result of the Acquisition, the Reporting Persons (other than DreamWorks) acquired beneficial ownership of the 525,929 shares of Class A Stock held by DreamWorks. DreamWorks remains the owner of record of all such 525,929 shares of Class A Stock (representing less than 0.01% of the Class A Stock). Due to the relationship of the Reporting Persons described in Item 2 hereof, each of the Reporting Persons may be deemed to share with each of the other Reporting Persons power to vote or to direct the vote, and to dispose or direct the disposition, of these 525,929 shares of Class A Stock.

In connection with the separation of the Issuer from DreamWorks and the Issuer’s initial public offering in October 2004, certain members of DreamWorks formed DWA Escrow LLLP, a Delaware limited liability limited partnership (“DWA Escrow”). Pursuant to the Formation Agreement, dated as of October 27, 2004 (the “Formation Agreement”), such members of DreamWorks agreed to contribute a portion of the Issuer’s common stock they received in the separation of the Issuer from DreamWorks to DWA Escrow in exchange for partnership interests in DWA Escrow. DWA Escrow’s initial partners were M&J K Dream Limited Partnership (“M&J K Dream”), M&J K B Limited Partnership (“M&J K B”), DG-DW, L.P. (“DG-DW”), DW Investment II, Inc. (“DWI II”), DW Lips, L.P. (“DW Lips”), Lee Entertainment L.L.C. (“Lee”) and Vivendi Universal Entertainment LLLP (“VUE”). M&J K Dream, M&J K B, DG-DW, DWI II, DW Lips and Lee are herein collectively referred to as the “Holdco Partners.”

On January 31, 2006, in connection with the closing of the Acquisition (i) VUE withdrew as a limited partner of DWA Escrow and its limited partnership interest was liquidated and (ii) DW Holdco, Paramount and Viacom entered into a Subscription Agreement and Amendment of Limited Liability Limited Partnership Agreement (the “Subscription Agreement”) with DWA Escrow, the Issuer, DreamWorks and each of the Holdco Partners pursuant to which DW Holdco (i) purchased a limited partnership interest in DWA Escrow and (ii) became a party to the Limited Liability Limited Partnership Agreement of DWA Escrow, dated as of October 27, 2004. In addition, pursuant to the Subscription Agreement, DW Holdco, Paramount and Viacom agreed to be bound by certain provisions contained in the Formation Agreement, which provisions placed certain restrictions on the ability of DW Holdco, Paramount, Viacom and each of the Holdco Partners to dispose of, and to purchase, shares of Class A Stock, Issuer class B common stock and Issuer class C common stock (the “Common Stock”). As a result of these restrictive provisions, each Reporting Person, each Holdco Partner

Page 12 of 15 Pages

and DWA Escrow may have been deemed to share dispositive power over all other shares of Common Stock owned directly or indirectly by each of them. As of November 15, 2006, those restrictive provisions terminated and DW Holdco no longer owns a limited partnership interest in DWA Escrow. Accordingly, the Reporting Persons no longer may be deemed to share dispositive power over all other shares of Common Stock owned directly or indirectly by each of the Holdco Partners or DWA Escrow and the Reporting Persons are the beneficial owner of less than 5% of the Class A Stock.

The calculation of the foregoing percentages is based on the number of shares of Class A Stock disclosed as outstanding as of November 15, 2006 by the Issuer in its prospectus supplement dated November 15, 2006 and filed with the Commission on November 15, 2006.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2007

DREAMWORKS L.L.C.

By:	/s/ Brian Edwards
	Name:	Brian Edwards
	Title:	Executive Vice President

DW ONE CORP.

By:	/s/ Michael D. Fricklas
	Name:	Michael D. Fricklas
	Title:	Executive Vice President

DW TWO CORP.

By:	/s/ Michael D. Fricklas
	Name:	Michael D. Fricklas
	Title:	Executive Vice President

DW HOLDCO LLC

By:	/s/ Michael D. Fricklas
	Name:	Michael D. Fricklas
	Title:	Executive Vice President

VIACOM INTERNATIONAL INC.

By:	/s/ Michael D. Fricklas
	Name:	Michael D. Fricklas
	Title:	Executive Vice President

Page 14 of 15 Pages

VIACOM INC.

By:	/s/ Michael D. Fricklas
	Name:	Michael D. Fricklas
	Title:	Executive Vice President, General Counsel and Secretary

NAIRI, INC.

By:	/s/ Sumner M. Redstone
	Name:	Sumner M. Redstone
	Title:	Chairman and President

NATIONAL AMUSEMENTS, INC.

By:	/s/ Sumner M. Redstone
	Name:	Sumner M. Redstone
	Title:	Chairman and Chief Executive Officer

/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Individually

Page 15 of 15 Pages